The Southern Company
                           270 Peachtree Street, N.W.
                                   Suite 2200
                             Atlanta, GA 30303-0540

                                  404-506-0544



April 7, 2000


                              THE SOUTHERN COMPANY
                           Form U-1 - File No. 70-9393


Securities and Exchange Commission
Washington, D. C.  20549


Ladies and Gentlemen:

The Southern Company hereby requests that the application or declaration filed in the above referenced file be withdrawn. This letter should be considered as Amendment No. 1 in such file.

Yours very truly,


THE SOUTHERN COMPANY


/s/Tommy Chisholm
Tommy Chisholm, Secretary